EXHIBIT 5

FOR IMMEDIATE RELEASE

Chilco River Holdings Finalizes Funding Agreement

Walnut, CA – 04/20/2007, Chilco River Holdings Inc. (OTCBB: CRVH) is pleased to announce that is has finalized a deal with Chung Lien Investment Management Limited out of Hong Kong to secure the necessary funding to complete the renovation of its thriving Bruce Hotel and Casino. The financial arrangement allows for funding up to $10,000,000 with the first $1,000,000 deliverable next week. The completion of this arrangement will allow Chilco to meet its goal of holding the grand opening of the Bruce’s casino in August.

“We are thrilled not only attaining the necessary funding to complete the casino’s renovation, but also with the favorable conditions we were able to secure,” exclaimed Tom Liu, Chief Executive Officer, Chilco River Holdings. “For a company of our size to acquire funding this considerable at a 30% discount to market or at $0.75 - whichever is higher - is simply phenomenal. I think it speaks to the tremendous potential our lenders saw in both Chilco and the Bruce.”

Located in Lima, Peru, the Bruce Hotel and Casino is one of the premier hotel and casinos in the burgeoning South American gaming market. Before its closing for renovations, the casino was thriving, with revenues in excess of $10,000,000 and profits greater than $4,000,000. Upon its re-opening, the casino will feature between 300-350 slot machines and a poker room in addition to its 22 pre-existing table games. In the upcoming months, Chilco will also be adding a nightclub to the Bruce’s already attractive offering of amenities.

About Chilco Holdings Inc.

Chilco River Holdings, Inc. is a diversified, Peruvian-based, U.S. listed gaming company. Chilco owns and operates Lima’s Bruce Hotel and Casino, the second largest casino in Peru and one of only seven licensed casinos in the country. It has developed its own line of low-priced, proprietary slot machines which are licensed in Venezuela, Columbia, Chile and Peru. The company is in the late stages of development on a Spanish-language and Chinese-language interactive poker website and it has made a significant investment in the research and development of a wireless poker gaming station.

http://www.chilcoriverholdings.com

http://www.brucehotel.com

http://www.flavorpoker.com

http://www.kubukgaming.com

Safe Harbor – NO ASSURANCES CAN BE GIVEN THAT ANY PROJECTIONS WILL BE REALIZED. This press release includes forward-looking statements that involve risks and uncertainties, including, but not limited to, product delivery, the management of growth, market acceptance of certain products and other risks. These forward-looking statements are made in reliance on the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For further information about these factors that could affect Chilco River Holdings Inc. future results, please contact the company directly. Prospective investors are cautioned that forward-looking statements are not guarantees of performance. Actual results may differ materially from management expectations.

Source:

Chilco River Holdings, Inc.

Contact:

IR Complete

919-468-4511